Consent of Independent Registered Public Accounting Firm

The Board of Trustees
The Calvert Fund:

We consent to the use of our report, incorporated herein by reference, dated November 23, 2009, with respect to the financial statements of the Calvert Income Fund, Calvert Short Duration Income Fund, Calvert Long-Term Income Fund, Calvert New Vision Small Cap Fund, Calvert Ultra-Short Income Fund, Calvert Short-Term Government Fund, Calvert Government Fund, and Calvert High Yield Bond Fund, each a series of the Calvert Fund, as of September 30, 2009, and to the references to our firm under the heading "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm and Custodians" in the Statement of Additional Information.

/s/KPMG LLP
Philadelphia, Pennsylvania
May 28, 2010